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         [Letterhead of Children's Discovery Centers of America, Inc.]
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                                                                   April 3, 1998

To Our Stockholders:

    We are pleased to inform you that on March 27, 1998, Children's Discovery Centers of America, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Knowledge Beginnings, Inc. ("Parent"), KBI Acquisition Corp. ("Purchaser"), a wholly-owned subsidiary of Parent, and the Company, pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $.01 per share (the "Common Stock"), for a cash price of $12.25 per share. The Offer is conditioned upon, among other things, the tender of a minimum of a majority of the Common Stock (determined on a fully diluted basis). The Merger Agreement provides that, following consummation of the Offer, Purchaser (or such other subsidiary of Parent as Parent may elect) will be merged (the "Merger") with the Company, and those shares of Common Stock that are not acquired in the Offer will be converted into the right to receive $12.25 per share of Common Stock in cash in the Merger.

    The Board of Directors has unanimously (i) determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company's stockholders, (ii) approved and adopted the Merger Agreement and the Option and Support Agreement (each as defined in the accompanying Schedule 14D-9) and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of Advest, Inc. ("Advest") to the effect that, as of the date of such opinion, the consideration to be paid to the stockholders of the Company pursuant to the Merger Agreement in the Offer and the Merger is fair to the Company and the holders of Common Stock from a financial point of view. A copy of Advest's written opinion, which sets forth the assumptions made, procedures followed and matters considered in, and the limitations on, the review by Advest in rendering its opinion, is attached to the Schedule 14D-9 as
Schedule I.

    The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /S/ RICHARD A. NIGLIO

                                          Richard A. Niglio

                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

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